------
FORM 4
------

                                 UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, D.C. 20549                                        ---------------------------
                                                                                                               OMB APPROVAL
                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                             ---------------------------
/ / Check this box if no                                                                                 OMB Number:       3235-0287
    longer subject to         Filed pursuant to Section 16(a) of the Securities                          Expires: September 30, 1998
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the                             Estimated average burden
    or Form 5 obligations         Public Utility Holding Company Act of 1935                             hours per response......0.5
    may continue. See              or Section 30(f) of the Investment Company                            ---------------------------
    Instruction 1(b).                           Act of 1940

------------------------------------------------------------------------------------------------------------------------------------
 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
   Burchett        John              A.          Hanover Capital Mortgage Holdings, Inc. HMC    to Issuer (Check all applicable)
-------------------------------------------    --------------------------------------------      X  Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
                                                  Number of Reporting        Month/Year          X  Officer (give    Other (Specify
  90 West Street   Suite 1508                     Person (Voluntary)        February, 1999      ----        title ---       below)
---------------------------------------------                             -------------------               below)
                 (Street)                        --------------------    5. If Amendment,        President, CEO, Chairman of Board
  New York, New York  10006                                                 Date of Original  7. Individual or Joint/Group Filing
---------------------------------------------                               (Month/Year)          (Check Applicable Line)
(City)          (State)             (Zip)                                                     X_  Form filed by One Reporting Person
                                                                            ------------      __  Form filed by more than One
                                                                                                  Reporting Person
------------------------------------------------------------------------------------------------------------------------------------
                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

------------------------------------------------------------------------------------------------------------------------------------
Common Stock                      2/2/99   P             5,000     A        4.375                                D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock*                     2/4/99   P             3,000     A        4.250           413,277              D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock**                                                                                3,000              I
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
*  Purchase of Units consisting of one share of common stock and one warrant per Unit.

** Held by Children.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
                                                                                                                           (Over)
                                                (Print or Type Responses)                                            SEC 1474 (7-96)



FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                  Common
   Rights to Acquire                                                                              Stock    119,167
------------------------------------------------------------------------------------------------------------------------------------
   Options (Rights                                                                                Common
   to Acquire)                                                                                    Stock    113,737
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                  Common
   Warrants*                 15.00         2/4/99    P            3,000         3/15/98 9/15/00   Stock      3,000      4.250
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                  Common
   Warrants                  15.00         2/9/99    P           18,000         3/15/98 9/15/00   Stock     18,000       .125
-----------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
                                                                                                  Common
   Warrants**                15.00                                              3/15/98 9/15/00   Stock      3,000
------------------------------------------------------------------------------------------------------------------------------------

1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

-------------------------------------------------------------------------------------------------------

Rights to Acquire               119,167                 D
-------------------------------------------------------------------------------------------------------
Options (Rights
to Acquire)                     113,737                 D
-------------------------------------------------------------------------------------------------------

Warrants*                                               D
-------------------------------------------------------------------------------------------------------

Warrants                         22,000                 D
-------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------

Warrants**                        3,000                 I
-------------------------------------------------------------------------------------------------------
Explanation of Responses:

  * Purchase of Units consisting of one share of common stock and one warrant per Unit.      /s/ John A. Burchett             3/9/99
 ** Held by Children.                                                                        ------------------------------- -------
*** Intentional misstatements or omissions of facts constitute Federal Criminal              **Signature of Reporting Person   Date
    Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                      John A. Burchett

Note. File three copies of this Form, one of which must be manually signed.                                               Page 2
  If space provided is insufficient, see Instruction 6 for procedure.                                   (Bulletin No. 177, 10-15-97)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
